EXHIBIT 99.1

ASUR Announces Total Passenger Traffic for July 2022

Compared to July 2019, passenger traffic increased by 40.9% in Colombia, 15.6% in Mexico and 4.0% in Puerto Rico

MEXICO CITY, Aug. 4, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for July 2022 reached a total of 6.2 million passengers, 18.7% above the levels reported in July 2019.

Compared to July 2019, passenger traffic increased by 40.9% in Colombia, 15.6% in Mexico and Puerto Rico 4.0%. Passenger traffic growth in Mexico and Colombia was driven by a recovery in both domestic and international traffic, and in Puerto Rico mainly by domestic traffic while international traffic continued its gradual recovery trend.

This announcement reflects comparisons between the periods July 1 through June 31, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		July		% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	3,198,194	3,043,952	3,697,946	21.5	15.6	20,648,828	15,467,960	22,535,827	45.7	9.1
Domestic Traffic	1,634,446	1,499,657	1,743,933	16.3	6.7	9,532,322	8,122,700	10,008,295	23.2	5.0
International Traffic	1,563,748	1,544,295	1,954,013	26.5	25.0	11,116,506	7,345,260	12,527,532	70.6	12.7
San Juan, Puerto Rico	968,319	1,118,931	1,006,722	(10.0)	4.0	5,686,127	5,555,160	6,180,936	11.3	8.7
Domestic Traffic	851,865	1,042,005	892,509	(14.3)	4.8	5,068,032	5,301,739	5,647,547	6.5	11.4
International Traffic	116,454	76,926	114,213	48.5	(1.9)	618,095	253,421	533,389	110.5	(13.7)
Colombia	1,078,246	1,004,028	1,519,445	51.3	40.9	6,693,212	4,880,660	9,198,377	88.5	37.4
Domestic Traffic	903,812	841,393	1,244,324	47.9	37.7	5,661,642	4,170,917	7,711,603	84.9	36.2
International Traffic	174,434	162,635	275,121	69.2	57.7	1,031,570	709,743	1,486,774	109.5	44.1
Total Traffic	5,244,759	5,166,911	6,224,113	20.5	18.7	33,028,167	25,903,780	37,915,140	46.4	14.8
Domestic Traffic	3,390,123	3,383,055	3,880,766	14.7	14.5	20,261,996	17,595,356	23,367,445	32.8	15.3
International Traffic	1,854,636	1,783,856	2,343,347	31.4	26.4	12,766,171	8,308,424	14,547,695	75.1	14.0

Mexico Passenger Traffic
		July			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,634,446	1,499,657	1,743,933	16.3	6.7	9,532,322	8,122,700	10,008,295	23.2	5.0
CUN	Cancun	914,987	931,989	1,036,208	11.2	13.2	5,134,037	4,989,716	5,677,055	13.8	10.6
CZM	Cozumel	20,523	22,064	17,193	(22.1)	(16.2)	118,752	78,589	91,944	17.0	(22.6)
HUX	Huatulco	78,728	72,407	83,973	16.0	6.7	448,436	344,662	507,760	47.3	13.2
MID	Merida	237,223	170,038	238,365	40.2	0.5	1,465,713	961,827	1,455,667	51.3	(0.7)
MTT	Minatitlan	12,145	9,005	9,908	10.0	(18.4)	82,764	54,516	55,589	2.0	(32.8)
OAX	Oaxaca	100,386	77,901	103,616	33.0	3.2	567,630	414,193	594,830	43.6	4.8
TAP	Tapachula	30,959	35,359	43,521	23.1	40.6	211,879	219,761	278,146	26.6	31.3
VER	Veracruz	129,467	94,491	111,441	17.9	(13.9)	801,448	559,048	690,954	23.6	(13.8)
VSA	Villahermosa	110,028	86,403	99,708	15.4	(9.4)	701,663	500,388	656,350	31.2	(6.5)
International Traffic		1,563,748	1,544,295	1,954,013	26.5	25.0	11,116,506	7,345,260	12,527,532	70.6	12.7
CUN	Cancun	1,484,897	1,441,679	1,840,238	27.6	23.9	10,480,240	6,891,980	11,814,379	71.4	12.7
CZM	Cozumel	27,621	45,062	53,467	18.7	93.6	256,807	215,133	309,759	44.0	20.6
HUX	Huatulco	3,251	3,981	3,443	(13.5)	5.9	104,319	15,645	62,075	296.8	(40.5)
MID	Merida	19,463	22,578	24,412	8.1	25.4	126,135	100,346	149,333	48.8	18.4
MTT	Minatitlan	891	738	1,220	65.3	36.9	4,616	3,265	6,700	105.2	45.1
OAX	Oaxaca	16,449	15,938	17,986	12.8	9.3	84,606	59,829	108,463	81.3	28.2
TAP	Tapachula	1,581	1,111	1,165	4.9	(26.3)	7,951	4,728	7,636	61.5	(4.0)
VER	Veracruz	7,275	10,803	9,433	(12.7)	29.7	39,681	41,252	53,109	28.7	33.8
VSA	Villahermosa	2,320	2,405	2,649	10.1	14.2	12,151	13,082	16,078	22.9	32.3
Traffic Total Mexico		3,198,194	3,043,952	3,697,946	21.5	15.6	20,648,828	15,467,960	22,535,827	45.7	9.1
CUN	Cancun	2,399,884	2,373,668	2,876,446	21.2	19.9	15,614,277	11,881,696	17,491,434	47.2	12.0
CZM	Cozumel	48,144	67,126	70,660	5.3	46.8	375,559	293,722	401,703	36.8	7.0
HUX	Huatulco	81,979	76,388	87,416	14.4	6.6	552,755	360,307	569,835	58.2	3.1
MID	Merida	256,686	192,616	262,777	36.4	2.4	1,591,848	1,062,173	1,605,000	51.1	0.8
MTT	Minatitlan	13,036	9,743	11,128	14.2	(14.6)	87,380	57,781	62,289	7.8	(28.7)
OAX	Oaxaca	116,835	93,839	121,602	29.6	4.1	652,236	474,022	703,293	48.4	7.8
TAP	Tapachula	32,540	36,470	44,686	22.5	37.3	219,830	224,489	285,782	27.3	30.0
VER	Veracruz	136,742	105,294	120,874	14.8	(11.6)	841,129	600,300	744,063	23.9	(11.5)
VSA	Villahermosa	112,348	88,808	102,357	15.3	(8.9)	713,814	513,470	672,428	31.0	(5.8)

US Passenger Traffic, San Juan Airport (LMM)
	July			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	968,319	1,118,931	1,006,722	(10.0)	4.0	5,686,127	5,555,160	6,180,936	11.3	8.7
Domestic Traffic	851,865	1,042,005	892,509	(14.3)	4.8	5,068,032	5,301,739	5,647,547	6.5	11.4
International Traffic	116,454	76,926	114,213	48.5	(1.9)	618,095	253,421	533,389	110.5	(13.7)

Colombia Passenger Traffic Airplan
		July			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		903,812	841,393	1,244,324	47.9	37.7	5,661,642	4,170,917	7,711,603	84.9	36.2
MDE	Rionegro	655,875	603,161	919,160	52.4	40.1	4,101,100	2,846,800	5,706,299	100.4	39.1
EOH	Medellin	98,190	92,305	112,926	22.3	15.0	607,858	500,391	701,259	40.1	15.4
MTR	Monteria	87,586	95,527	144,482	51.2	65.0	560,353	532,653	895,147	68.1	59.7
APO	Carepa	19,456	19,430	24,278	25.0	24.8	123,813	111,942	163,097	45.7	31.7
UIB	Quibdo	34,114	26,951	33,876	25.7	(0.7)	214,193	156,507	198,464	26.8	(7.3)
CZU	Corozal	8,591	4,019	9,602	138.9	11.8	54,325	22,624	47,337	109.2	(12.9)
International Traffic		174,434	162,635	275,121	69.2	57.7	1,031,570	709,743	1,486,774	109.5	44.1
MDE	Rionegro	174,434	162,635	275,121	69.2	57.7	1,031,570	709,743	1,486,774	109.5	44.1
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,078,246	1,004,028	1,519,445	51.3	40.9	6,693,212	4,880,660	9,198,377	88.5	37.4
MDE	Rionegro	830,309	765,796	1,194,281	56.0	43.8	5,132,670	3,556,543	7,193,073	102.2	40.1
EOH	Medellin	98190	92,305	112,926	22.3	15.0	607,858	500,391	701,259	40.1	15.4
MTR	Monteria	87,586	95,527	144,482	51.2	65.0	560,353	532,653	895,147	68.1	59.7
APO	Carepa	19,456	19,430	24,278	25.0	24.8	123,813	111,942	163,097	45.7	31.7
UIB	Quibdo	34,114	26,951	33,876	25.7	(0.7)	214,193	156,507	198,464	26.8	(7.3)
CZU	Corozal	8,591	4,019	9,602	138.9	11.8	54,325	22,624	47,337	109.2	(12.9)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

ASUR
Lic. Adolfo Castro
+52-55-5284-0408
acastro@asur.com.mx

InspIR Group
Susan Borinelli
+1-646-330-5907
susan@inspirgroup.com